UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018
Cottonwood Multifamily REIT I, Inc.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT I, Inc. is a Maryland corporation formed to acquire and own directly or indirectly multifamily apartments communities located throughout the United States, primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). We completed our offering of $50,000,000 of shares of our common stock, at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the “Offering”) in April 2017.

Our Investments

Proceeds from the Offering were used to acquire 90% membership interests in three joint ventures formed by us and subsidiaries of CROP. Each joint venture acquired one of the properties below:

Property Name	Property Location	Year Built	# of Units	Net Rentable Square Feet	Average Unit Size
Alpha Mill	Charlotte, NC	2007, 2014	267	221,616	830
Cottonwood Westside	Atlanta, GA	2015	197	169,366	860
The Marq Highland Park	Tampa, FL	2015	239	234,683	982

More information regarding our investments can be found here.

Operating Results

Sources of Operating Revenue and Cash Flow

Revenue and cash flow is generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP.

Operating Performance

During the six months ended June 30, 2018 and 2017, we incurred net losses of approximately $0.9 million and $1.8 million, respectively, as follows:

	Six Months Ended June 30,
(Amounts in thousands)	2018	2017
Equity in losses of unconsolidated joint ventures	$(210)	$(1,024)
Interest expense on bridge loan from CROP	—	(177)
Asset management fees to our sponsor	(509)	(493)
Other expenses	(141)	(137)
Net loss	$(860)	$(1,831)
FFO (1)	$1,235	$656
Core FFO (1)	$1,164	$704

(1) For information on how we calculate FFO and Core FFO and a reconciliation of FFO and Core FFO to net loss, see Non-GAAP Financial Measures below.

Equity in losses of joint ventures are attributable to our 90% investment in the three properties and are comprised of the following:

	2018				2017
(Amounts in thousands)	Q1	Q2	Total	Equity in Earnings (Losses) at 90%	Q1	Q2	Total	Equity in Earnings (Losses) at 90%
Revenues
Rental income	$2,815	$2,857	$5,672	$5,105	$2,626	$2,728	$5,354	$4,819
Other operating income	282	303	585	527	250	251	501	451
Total revenues	3,097	3,160	6,257	5,632	2,876	2,979	5,855	5,270
Operating expenses
Advertising and marketing	34	44	78	70	44	58	102	92
General and administrative	47	42	89	80	55	65	120	108
Management fees to sponsor	109	110	219	197	102	104	206	185
Insurance	59	74	133	120	56	61	117	105
Real estate taxes	495	490	985	887	502	501	1,003	903
Repairs and maintenance	124	156	280	252	130	143	273	246
Salaries and wages	247	257	504	454	250	247	497	447
Utilities	174	176	350	315	178	159	337	303
Total operating expenses	1,289	1,349	2,638	2,375	1,317	1,338	2,655	2,390
Net operating income	1,808	1,811	3,619	3,257	1,559	1,641	3,200	2,880
Non operating expenses
Mortgage interest	(821)	(1,020)	(1,841)	(1,657)	753	781	1,534	1,381
Depreciation and amortization	(1,162)	(1,165)	(2,327)	(2,094)	1,618	1,142	2,760	2,484
Other non-operating expenses	154	161	315	284	30	13	43	39
Net loss	$(21)	$(213)	$(234)	$(210)	$(842)	$(295)	$(1,137)	$(1,024)

See Note 3 to our consolidated financial statements for further details on individual property operating information.

As of June 30, 2018, Alpha Mill was leased at a rate of 94.72%, Cottonwood Westside was leased at a rate of 92.86%, and The Marq Highland Park was leased at a rate of 94.98%.

Non-GAAP Financial Measures

Funds from operations, or FFO, is an additional measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our operating performance. Specifically, Core FFO excludes from FFO: amortization of debt issuance costs and mark-to-market adjustments included in net income. The mark-to-market adjustments are fair value adjustments to derivative instruments that are excluded in our calculation of Core FFO to more appropriately reflect core operating performance. Debt issuance costs are amortized over the term of the debt as an interest expense.  We have excluded the amortization debt issuance costs in our calculation of Core FFO to more appropriately reflect the impact of these costs on our operating performance as these closing costs are not reflective of charges actually incurred during the period. We believe excluding these items provides investors with a useful supplemental metric that directly addresses core operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the six months ended June 30, 2018 and 2017 is as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share data)	2018	2017
Net loss	$(860)	$(1,831)
Adjustments:
Depreciation and amortization - joint ventures	2,095	2,487
FFO	1,235	656
Adjustments:
Amortization of debt issuance costs	194	48
Mark to market adjustment on interest rate cap	(265)	—
Core FFO	$1,164	$704

FFO per share- basic and diluted	$0.25	$0.16
Weighted average number of common shares outstanding- basic and diluted	4,994,923	4,150,527

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe the following accounting policies are critical.  Please refer to Note 2 included in the financial statements contained in this report for a more thorough discussion of our accounting policies and procedures.

–	Variable Interest Entities

–	Organization and Offering Costs

–	Investments in Unconsolidated Joint Ventures

Market Outlook and Recent Trends

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Recent updates in the markets where our three properties are located are as follows:

Atlanta, Georgia

Atlanta is recognized as the transportation, communication, industrial, and cultural center of the southeastern United States. Atlanta’s central location within a nine-state region has been a major factor in its economic success. Atlanta has remained successful in attracting major corporate expansions and relocations that have brought thousands of new jobs (and major real estate projects) to the region. The city boasts a growing technology sector attracting companies such as Amazon Web Services and Anthem’s IT department. In addition, major infrastructure projects (including a $1 billion roadway improvement and $2.5 billion in funding for MARTA line expansions) are underway and approved by voters. Atlanta has seen continued deliveries of multifamily development projects, particularly in the Downtown/Midtown areas. However, due to Atlanta's ability to attract migrants from other parts of the country and multiple growth engines, employment is expected to continue to be above the national average at 1.4% estimated annually thus providing demand to absorb new supply.

Charlotte, North Carolina

Charlotte is one of the fastest-growing markets in the nation in terms of jobs and population and historically been considered a solid location for industry, with a particular focus on healthcare, FinTech, tech and energy, as of recent. Its competitive strengths include relatively low costs of doing business and living, a strong transportation network (including the recent opening of the LYNX Blue Line metro adjacent to the Alpha Mill property), educated workforce, and being a central location midway between New York and Florida. The region has seen an increase in jobs, building permits, average home sale prices, and infrastructure projects. Wage growth in the region has accelerated in the last two years and is expected to continue over the next several years. Given its positive demographic characteristics and strong in-migration expanding the consumer base and creating demand for additional housing, Charlotte’s growth in employment at a projected 1.8% and income at 3.3% are expected to outpace the U.S. averages over the next five years.

Tampa, Florida

Tampa’s economy is driven by tourism, professional services, back office and call center, with several recent expansions of multinational companies creating relatively high-wage jobs and positive inmigration. Many recent corporate expansions are a result of the business-friendly environment with no state income tax and low corporate taxes, as well as the appealing climate and renowned beaches. Job growth is expected to exceed the U.S average through 2022 at 1.5%. Market occupancy and rent growth rates have exceeded the national averages, with Tampa currently ranking among the top-5 metros in the nation for annual rent growth. Effective rent growth is expected to exceed the national average over the next five years. The local market area has seen 5.4k units of new inventory delivered in the last 12 months, however the demand for housing has been good and absorption over the last 12 months was 5.6k offsetting the occupancy pressures of new inventory.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP. CROP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Related Party Arrangements

For further details, please see Note 6 in the consolidated financial statements.

Recent Developments

Distributions

Our Board of Directors has authorized cash distributions equivalent to 5.75% on an annualized basis through June 30, 2018. Accordingly, the following distributions were declared and paid (amounts in thousands):

Period	Amount
Total distributions as of December 31, 2017	$2,973
January 2018	244
February 2018	221
March 2018	244
April 2018	236
May 2018	244
June 2018	239
Total distributions as of June 30, 2018	$4,401

Cottonwood Westside Elevator Repairs

Subsequent to our acquisition of Cottonwood Westside, we experienced recurring service interruptions to one of the three elevators that service the building. The cause was determined to be movement in one of the elevator shaft walls as a result of settling of adjacent post tension slabs. It was determined that additional distress was present at the other two shafts and we have elected to perform preventative repairs on the other two shafts to avoid future issues on all elevator shafts. The repairs have been completed.

Item 2.    Other Information
None.

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily REIT I, Inc.

Consolidated Balance Sheets
(Amounts in Thousands, Except Share Data)

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets
Investments in unconsolidated joint ventures	$40,965	$42,818
Cash	1,073	291
Other assets	—	25
Total assets	$42,038	$43,134
Liabilities and Equity
Liabilities:
Accrued interest on related party bridge loans	$756	$756
Accounts payable and accrued liabilities	2,639	1,406
Total liabilities	3,395	2,162
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding.	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,993,000 shares issued and outstanding at June 30, 2018; 4,997,000 shares issued and outstanding at December 31, 2017.	50	50
Additional paid in capital	49,884	49,925
Accumulated distributions	(4,401)	(2,973)
Accumulated deficit	(6,890)	(6,030)
Total equity	38,643	40,972
Total liabilities and equity	$42,038	$43,134

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Operations
(Amounts in Thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Equity in losses of unconsolidated joint ventures	$(210)	$(1,024)
Interest expense on related party bridge loans	—	(177)
Asset management fee to related party	(509)	(493)
Other expenses	(141)	(137)
Net loss	$(860)	$(1,831)

See accompanying notes.

Cottonwood Multifamily REIT I, Inc.

Consolidated Statement of Equity
(Amounts in Thousands, Except Share Data)

	Common Stock
			Additional	Cumulative	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2017 (Audited)	4,997,000	$50	$49,925	$(2,973)	$(6,030)	$40,972
Common stock repurchase	(4,000)	—	(41)	—	—	(41)
Distributions to investors	—	—	—	(1,428)	—	(1,428)
Net loss	—	—	—	—	(860)	(860)
Balance at June 30, 2018 (Unaudited)	4,993,000	$50	$49,884	$(4,401)	$(6,890)	$38,643

See accompanying notes

Cottonwood Multifamily REIT I, Inc.

Consolidated Statements of Cash Flows
(Amounts in Thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(860)	$(1,830)
Changes in operating assets and liabilities:
Equity in losses of unconsolidated real estate joint ventures	210	1,024
Other assets	25	—
Accrued interest on related party bridge loans	—	(72)
Accounts payable and accrued expenses	994	30
Net cash provided by (used in) operating activities	369	(848)
Investing activities
Distributions of capital from joint ventures	1,643	773
Net cash provided by investing activities	1,643	773
Financing activities
Repayment of related party bridge loans	—	(22,920)
Issuance of common stock	—	22,206
Common stock repurchase	(41)	—
Dividends paid	(1,189)	(1,029)
Net cash used in financing activities	(1,230)	(1,743)

Net increase (decrease) in cash	782	(1,818)
Cash at beginning of period	291	2,381
Cash at end of period	$1,073	$563

See accompanying notes

Cottonwood Multifamily REIT I, Inc.
Notes to Consolidated Financial Statements
(Amounts in Thousands, Except Share and Per Share Data)

June 30, 2018
Note 1 - Organization and Business

Cottonwood Multifamily REIT I, Inc. (the “Company”) is a Maryland corporation formed on June 22, 2015 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT I O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering $50.0 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“our Offering”). The SEC qualified the offering in May 2016. We completed our Offering in April 2017, raising the full $50.0 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2017 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company and its subsidiaries are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

At December 31, 2016, CROP, our joint venture partner and owner of our sponsor, was the primary beneficiary of the Company and the Operating Partnership as it had the power to direct significant activities through membership on the Company’s board of directors and the ability to absorb potentially significant losses and returns of the Company through a bridge loan to us. In 2017, we paid off the bridge loan to CROP and began consolidating these entities.

Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with this offering were approximately $6,176. Organizational costs incurred by our sponsor were not significant.

Investments in Unconsolidated Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash
We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We elect to be taxed as a REIT as of January 1, 2016. As a REIT, we are not subject to federal income tax with respect to that portion of its income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to shareholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers
The ASU establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services as outlined in a five-step model whereby revenue is recognized as performance obligations within a contract are satisfied. Income from lease contracts is specifically excluded from this ASU.
January 1, 2019
The ASU may be applied using the full retrospective transition method or by using the modified retrospective transition method with a cumulative effect recognized as of the date of initial application. The majority of our revenue is derived from real estate lease contracts, which falls outside the scope of the ASU. We are currently evaluating the impact of adopting the new standard on non-lease related activity, including other separate resident charges. The guidance does require additional disclosures regarding the nature and timing of revenue transactions upon adoption.

ASU 2016-02, Leases
The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.
January 1, 2020
The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the impact of adopting the new standard and do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)
The ASU clarifies how several specific cash receipts and cash payments are to be presented and classified on the statement of cash flows, which, among other things, include debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, insurance settlement proceeds, contingent consideration made after a business combination, distributions received from equity method investees, and separately identifiable cash flows and application of predominance principle.
January 1, 2020
Each amendment in this standard must be applied prospectively, retrospectively, or as of the beginning of the earliest comparative period presented in the year of adoption, depending on the type of amendment. We do not expect adoption to have a significant impact on the consolidated financial statements.

Note 3 - Investments in Unconsolidated Joint Ventures

Our investment activity in the unconsolidated joint ventures is as follows:

	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
2017 carrying value	14,686	14,331	13,801	42,818
Equity in losses	20	(98)	(132)	(210)
Distributions	(833)	(114)	(696)	(1,643)
June 30, 2018 carrying value	$13,873	$14,119	$12,973	$40,965

Operational information for the properties owned by joint ventures for the six months ending June 30, 2018 is as follows:

Amounts in Thousands	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total at 100%	Equity in Earnings (Losses) at 90%
Revenues
Rental income	$2,004	$1,587	$2,081	$5,672	$5,105
Other operating income	150	201	235	586	527
Total revenues	2,154	1,788	2,316	6,258	5,632

Operating expenses
Advertising and marketing	21	24	33	78	70
General and administrative	38	25	26	89	80
Management fees	75	63	81	219	197
Insurance	32	32	69	133	120
Real estate taxes	184	386	415	985	887
Repairs and maintenance	118	80	82	280	252
Salaries and wages	188	156	160	504	454
Utilities	102	129	119	350	315
Total operating expenses	758	895	985	2,638	2,375

Net operating income	1,396	893	1,331	3,620	3,257

Mortgage interest	(641)	(476)	(724)	(1,841)	(1,657)
Depreciation and amortization	(835)	(665)	(827)	(2,327)	(2,094)
Other non operating expenses	103	139	73	315	284
Net income (loss)	$23	$(109)	$(147)	$(233)	$(210)

Summarized balance sheet information for the properties owned by joint ventures at June 30, 2018 is as follows:

Amounts in Thousands	Alpha Mill	Cottonwood Westside	The Marq Highland Park	Total
Real Estate Assets, Net	$48,795	$40,304	$41,119	$130,218
Other Assets	1,020	1,215	1,517	3,752
Fannie Mae Facility	34,100	25,300	30,500	89,900
Other Liabilities	510	620	706	1,836
Equity	15,205	15,599	11,430	42,234

Note 4 - Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. We have issued 5,001,000 shares and redeemed 8,000 of those. Our sponsor owns 1,000 of the outstanding shares.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions we may look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the six months ended June 30, 2018 were $1,428.

Note 5 - Joint Venture Distributions

Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CROP.

Note 6 - Related Party Transactions

Accrued Interest on Bridge Loans

We had not issued any shares to investors when the joint ventures acquired the properties on August 3, 2016. CROP provided bridge loans to us in the aggregate amount of $49,050 to facilitate our required capital contribution, with $45,886 of those loans secured by our interests in the joint ventures. The loans bore interest at 6% per year and were repaid from offering proceeds. We have $756 in unpaid interest remaining.

Promotional Interest

Our directors and officers hold key positions at both CROP and our sponsor. They are not compensated by us but are responsible for the management and affairs of the Company. As outlined above, CROP will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

Our sponsor provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, our sponsor receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. We incurred asset management fees of $509 and $493 for the six months ended June 30, 2018 and 2017, respectively.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the six months ended June 30, 2018 and 2017 property management fees charged to the three properties were $219 and $206, respectively.

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the six months ended June 30, 2018 and 2017.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.  Property management corporate service fees were not significant for the six months ended June 30, 2018 and 2017.

Insurance Fee

Our sponsor through its wholly-owned insurance company, provides insurance for the multifamily apartment communities. They receive a risk management fee equal to 10% of the insurance premium and is entitled to retain in excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the six months ended June 30, 2018 and 2017.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2023, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2027. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If our we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Share Repurchase Program

We have share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price As a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1)	Estimated value will equal the purchase price until a new Net Asset Value (“NAV”) is determined and disclosed by the board of directors.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more of assets constituting a return of capital. The purchase price prior to determining the NAV will take into consideration any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock.

Note 8 - Subsequent events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to June 30, 2018 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description

2.1	Charter, incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

2.2	Bylaws, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed May 10, 2016

4.1	Form of Subscription Agreement, incorporated by reference to the exhibit to the Company’s Supplement No. 2 to the Offering Circular as filed pursuant to Rule 253(g)(3), on November 22, 2016

4.2	Form of Israeli Investor Questionnaire, incorporated by reference to the exhibit to the Company’s Supplement No. 3 to the Offering Circular as filed pursuant to Rule 253(g)(2), on March 9, 2017

6.1	Share Repurchase Program, incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed December 18, 2015

6.2	Limited Partnership Agreement of Operating Partnership, incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.3	Limited Liability Company Agreement of General Partner of Operating Partnership, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.4	Form of Joint Venture Agreement, incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.5	Asset Management Agreement, incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.6	Form of Property Management Agreement, incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

6.7	Investment Policy Agreement, incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A, filed on February 29, 2016

6.8	Three Party Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A, filed on December 18, 2015

8	Escrow Agreement, incorporated by reference to Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on April 21, 2016

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer
Dated: September 28, 2018